UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at December 9, 2004

  ROCKWELL VENTURES INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 9, 2004

* Print the name and title of the signing officer under his signature.

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ROCKWELL VENTURES INC.
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
http://www.rockwellventures.com

REPORT ON 2004 WORK AT ROCKWELL'S RICARDO COPPER PROPERTY, CHILE

December 9, 2004, Vancouver, B.C. - Ronald W. Thiessen, President and CEO of Rockwell Ventures Inc. (TSXV: RCW; OTCBB: RCWVF) announces that Minera Ricardo Resources Inc. S.A., a wholly owned subsidiary of Rockwell, has received the results of an exploration drilling program at the Ricardo Property, located near Calama, Chile.

In January 2004, Rockwell signed a Letter of Understanding with Rio Tinto Mining and Exploration Ltd. ("Rio Tinto"), whereby Rio Tinto can acquire a 100% interest in a majority of the claims (about 14,600 hectares) which make up the Ricardo property. Under the Letter of Understanding, Rio Tinto must make annual option payments over a four year period, totaling US$6 million, to earn its interest as well as paying all property taxes and property maintenance costs for the duration of the agreement. To keep the option in good standing, Rio Tinto must also spend US$4 million on exploration on the property during the four years. The first year's expenditure of US$250,000 and 2000 metres of drilling is a commitment. Rockwell will retain a 1% net smelter royalty ("NSR"), with Rio Tinto also having the option to purchase the first 0.5% of the NSR for US$5 million and the remaining 0.5% of the NSR for US$7 million.

The Ricardo property is prospective for the discovery of porphyry copper deposits. It is situated on the West Fissure Fault, a structural trend that hosts a number of significant copper deposits including Chuquicamata, one of the world's largest copper mines.

Rio Tinto carried out an exploration program in 2004. The program included geological and geophysical compilation and drilling of eight holes totaling 2,296 metres in three areas. One hole was drilled by reverse circulation methods, and the others were a combination of reverse circulation collars and core drilling in bedrock. The first six holes were drilled on the western border of the property in an attempt to test a possible southeastward extension of the Opache mineralized system (associated with a porphyry copper deposit on an adjacent property) and to test an area with pyritic mineralization detected in holes drilled by a previous operator. One hole was drilled within the West Fissure Zone in order to test the possible southward extension of a sericitized intrusive with pyritic mineralization intersected in a drill hole BH-82536 by a previous operator. The last hole was drilled near the northeast corner of the property as a wildcat hole to test a wide, untested area. Rio Tinto concluded that none of these areas warranted further drilling, however, targets associated with the West Fissure Zone remain, and Rio Tinto is currently deciding whether to drill these targets.

Ramon Fam Romero, a consulting geologist registered with the Chilean Geologists Association and the Chilean Institute of Mining Engineers, reviewed the data and compiled a report on the program for Rockwell.

For further details on Rockwell, please visit the Company's website at www.rockwellventures.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission and the Company's home jurisdiction filings that are available at www.sedar.com.